Exhibit 99.1


                                 August 5, 2004


Board Of Directors
Elmer's Restaurants, Inc.
11802 SE Stark St.
Portland, OR 97292

Gentlemen:

         I am pleased to present to the Board of Directors this proposal for a going private transaction in which the public shareholders of the Company will have the opportunity to receive cash representing an attractive premium to current market value in exchange for their shares of common stock (the "Proposal"). To that end, I have assembled a group of Company shareholders, including the Company's Board of Directors (collectively, the "Shareholder Group") who together own approximately 66% of the outstanding shares.

            The proposed transaction would be effected by means of a tender offer for the remaining 34% of the Company's outstanding shares, followed by the merger of the acquiring entity into the Company, with the Company surviving as a privately-held corporation (the "Tender Offer"). In the Tender Offer, the Company's public shareholders would receive $7.50 in cash in exchange for each of their shares, while members of the Shareholder Group would retain their equity interests in the Company. The Proposal represents a 20% premium over the closing price of the common stock on August 5, 2004 and a 17% premium over the weighted-average closing price over the last 30 days. I believe this offers the Company's shareholders full and fair value for their shares. It is our intention, following the Tender Offer, to leave the Company's business and operations unchanged.

            I believe the Proposal presents an excellent opportunity for the Company's public shareholders to realize a premium for their shares at a fair price, while allowing management to focus on executing the Company's strategy without having to address the burdens and costs of being a public company. These costs have significantly increased with the passage of the Sarbanes-Oxley Act and the related regulations promulgated by the Securities and Exchange Commission and Nasdaq. In fact, compliance will become even more expensive and burdensome with the phase-in of new rules relating to internal control procedures. Additionally, the Company's stock suffers from minimal public float and trading volume, as well as a lack of research coverage by analysts. Absent a going private transaction, management expects that public company costs for the current fiscal year will reach approximately $468,000 - equivalent to 25% of pre-tax income for the year ended March 29, 2004. The $468,000 estimate includes

$363,000 paid to external accountants, legal counsel, listing fees and other outside vendors as well as $105,000 in staff time and expenses.

         Alternatives to this transaction include continuing to pay a significant portion of pre-tax income each year in public company costs, or avoiding the majority of these costs by de-listing the Company's stock. Neither of these alternatives represents an attractive outcome for shareholders. Therefore, this is an opportune time for the public shareholders to cash out their shares and the Company to be relieved of the burdens of being a public corporation.

         To assist us in the transaction of the Tender Offer, the Shareholder Group has retained Veber Partners of Portland, Oregon to act as our financial advisors. Lane Powell Spears Lubersky LLP is acting as counsel to the Shareholder Group. The Proposal is subject to the availability of the necessary financing at closing and other customary closing conditions. The Company's current bank group has provided us with a preliminary written proposal for funding.

            The Tender Offer will be subject to a non-waivable requirement that a majority of the minority 34% shareholders tender their shares in the Tender Offer. It will also be subject to a condition, waivable only by the Shareholder Group, requiring that the acquiring entity will hold at least 90% of the Company's common stock after the closing of the Tender Offer (inclusive of common stock held by the Shareholder Group). The Proposal is also subject to compliance with any applicable federal and state regulatory requirements.

            There can be no assurance that the Tender Offer will be commenced or will be successfully completed.

            The Shareholder Group believes that our Proposal is in the best interests of the Company and will be attractive to the Company's public shareholders. It is our view that providing a premium to our public shareholders and operating the Company as a private enterprise is the best alternative for all concerned.



                                   Sincerely,


                                   /s/ BRUCE N. DAVIS
                                   Bruce N. Davis,
                                   On behalf of the Shareholder Group





                                       4